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Exhibit 12.1

Accellent Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

							Pro Forma as adjusted**
							Twelve Months Ended December 31, 2004
	Twelve Months Ended December 31,					Nine Months Ended September 30, 2005		Nine Months Ended September 30, 2005
	2000	2001	2002	2003	2004
Pre-tax income (loss)	$(16,282)	$(8,502)	$(32,557)	$(932)	$(2,137)	$21,978	$(32,231)	$(2,946)
Interest expense	11,363	17,802	16,923	16,587	26,879	23,731	61,322	45,962
Amortization of capitalized interest	—	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—	—
Interest portion of rent*	398	638	766	1,044	1,874	1,853	2,669	1,853

Earnings (loss)	(4,521)	9,938	(14,868)	16,699	26,616	47,562	31,760	44,869
Fixed charges	$11,761	$18,440	$17,689	$17,631	$28,753	$25,584	$63,991	$47,815
Ratio	—	—	—	—	—	1.9x	—	—
Deficiency	$16,282	$8,502	$32,557	$932	$2,137	—	$32,231	$2,946

UTI Pennsylvania***
Ratio of Earnings to fixed Charges
(in thousands)

	Year Ended December 31, 1999	Five Months Ended May 31, 2000
Pre-tax income (loss)	$2,127	$(16,840)
Interest expense	592	257
Amortization of capitalized interest	—	—
Distributed income of equity investees	—	—
Interest portion of rent*	259	123
Earnings (loss)	2,978	(16,460)
Fixed charges	$851	$380
Ratio	3.5x	—
Deficiency	$—	$16,840

*
Interest portion of rent is estimated to be one-third of rent expense.

**
For a description of the transactions included in the pro forma as adjusted columns, please refer to "The Transactions" on page 93 of the prospectus contained in the Registration Statement on Form S-4.

***
UTI Pennsylvania is our predecessor. See "Selected Historical Consolidated Financial Data" on page 35 of the above referenced prospectus for a discussion of our predecessor.

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Accellent Inc. Ratio of Earnings to Fixed Charges (in thousands)
UTI Pennsylvania*** Ratio of Earnings to fixed Charges (in thousands)